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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                (AMENDMENT NO. 1)

              ADVANCEPCS (PREVIOUSLY NAMED ADVANCE PARADIGM, INC.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    007491103
                                 (CUSIP Number)

                                  Paul S. Levy
                     Joseph Littlejohn & Levy Fund III, L.P.
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 286-8600

                                 with a copy to:

                             Raman Bet-Mansour, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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1.       Name Of Reporting Person: Joseph Littlejohn & Levy Fund III, L.P.

S.S. Or I.R.S. Identification
No. Of Above Person: 52 206 4769

2.       Check the appropriate Box if a Member of a group

(a) [x] (b) [ ]

3.       SEC Use Only

4.       Source Of Funds: OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): _____

6.       Citizenship Or Place Of Organization: Delaware

                           NUMBER OF SHARES BENEFICIALLY OWNED BY
                                 EACH REPORTING PERSON WITH:
7.       Sole Voting Power:                      None

8.       Shared Voting Power:                    6,456,667

9.       Sole Dispositive Power:                 None

10.      Shared Dispositive Power:               6,456,667

11.      Aggregate Amount Beneficially Owned
         By Each Reporting Person:               6,456,667

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares: [  ]

13.      Percent Of Class Represented By
         Amount In Row (11):                     14.4%

14.      Type of Reporting Person:               PN

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1.       Name Of Reporting Person: JLL Associates III, L.L.C.

S.S. Or I.R.S. Identification
No. Of Above Person: 52 206 4770

2.       Check the appropriate Box if a Member of a group

(a) [x] (b) [ ]

3.       SEC Use Only

4.       Source Of Funds: OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.       Citizenship Or Place Of Organization: Delaware

                           NUMBER OF SHARES BENEFICIALLY OWNED BY
                                 EACH REPORTING PERSON WITH:
7.       Sole Voting Power:                      None

8.       Shared Voting Power:                    6,456,667

9.       Sole Dispositive Power:                 None

10.      Shared Dispositive Power:               6,456,667

11.      Aggregate Amount Beneficially Owned
         By Each Reporting Person:               6,456,667

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares: [   ]

13.      Percent Of Class Represented By
         Amount In Row (11):                     14.4%

14.      Type of Reporting Person:               OO

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1.       Name Of Reporting Person: Paul S. Levy

S.S. Or I.R.S. Identification
No. Of Above Person: 053 38 0595

2.       Check the appropriate Box if a Member of a group

(a) [x] (b) [ ]

3.       SEC Use Only

4.       Source Of Funds: OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.       Citizenship Or Place Of Organization: U.S.A.

                           NUMBER OF SHARES BENEFICIALLY OWNED BY
                                 EACH REPORTING PERSON WITH:
7.       Sole Voting Power:                      6,169

8.       Shared Voting Power:                    6,456,667

9.       Sole Dispositive Power:                 6,169

10.      Shared Dispositive Power:               6,456,667

11.      Aggregate Amount Beneficially Owned
         By Each Reporting Person:               6,462,836

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares: [  ]

13.      Percent Of Class Represented By
         Amount In Row (11):                     14.4%

14.      Type of Reporting Person:               IN

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1.       Name Of Reporting Person: David Y. Ying

S.S. Or I.R.S. Identification
No. Of Above Person: 148 40 9252

2.       Check the appropriate Box if a Member of a group

(a) [x] (b) [ ]

3.       SEC Use Only

4.       Source Of Funds: OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.       Citizenship Or Place Of Organization: U.S.A.

                           NUMBER OF SHARES BENEFICIALLY OWNED BY
                                 EACH REPORTING PERSON WITH:
7.       Sole Voting Power:                      3,085

8.       Shared Voting Power:                    6,456,667

9.       Sole Dispositive Power:                 3,085

10.      Shared Dispositive Power:               6,456,667

11.      Aggregate Amount Beneficially Owned
         By Each Reporting Person:               6,459,752

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares: [ ]

13.      Percent Of Class Represented By
         Amount In Row (11):                     14.4%

14.      Type of Reporting Person:               IN

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1.       Name Of Reporting Person: Ramsey A. Frank

S.S. Or I.R.S. Identification
No. Of Above Person: ###-##-####

2.       Check the appropriate Box if a Member of a group

(a) [x] (b) [ ]

3.       SEC Use Only

4.       Source Of Funds: OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.       Citizenship Or Place Of Organization: U.S.A.

                           NUMBER OF SHARES BENEFICIALLY OWNED BY
                                 EACH REPORTING PERSON WITH:
7.       Sole Voting Power:                      1,935

8.       Shared Voting Power:                    6,456,667

9.       Sole Dispositive Power:                 1,935

10.      Shared Dispositive Power:               6,456,667

11.      Aggregate Amount Beneficially Owned
         By Each Reporting Person:               6,458,602

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares: [  ]

13.      Percent Of Class Represented By
         Amount In Row (11):                     14.4%

14.      Type of Reporting Person:               PN

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1.       Name Of Reporting Person: Jeffrey C. Lightcap

S.S. Or I.R.S. Identification
No. Of Above Person: 103 54 8651

2.       Check the appropriate Box if a Member of a group

(a) [x] (b) [ ]

3.       SEC Use Only

4.       Source Of Funds: OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.       Citizenship Or Place Of Organization: U.S.A.

                           NUMBER OF SHARES BENEFICIALLY OWNED BY
                                 EACH REPORTING PERSON WITH:
7.       Sole Voting Power:                      1,935

8.       Shared Voting Power:                    6,456,667

9.       Sole Dispositive Power:                 1,935

10.      Shared Dispositive Power:               6,456,667

11.      Aggregate Amount Beneficially Owned
         By Each Reporting Person:               6,458,602

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares: [  ]

13.      Percent Of Class Represented By
         Amount In Row (11):                     14.4%

14.      Type of Reporting Person:               IN


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         This Amendment No. 1 amends and supplements Items 3, 4 and 5 of the initial Schedule 13D filed by the undersigned on October 12, 2000 (the "Schedule 13D"), in connection with a change in the beneficial ownership of the common stock of AdvancePCS (previously named Advance Paradigm, Inc.), a Delaware Corporation. Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D. "Individuals," as used herein, means the four Reporting Persons who are natural persons, Paul S. Levy, David Y. Ying, Ramsey A. Frank and Jeffrey C. Lightcap.

         This Amendment is filed pursuant to the Joint Filing Agreement, dated October 12, 2000, attached to the Schedule 13D as Exhibit 7, which is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Persons had acquired 65,415 shares of Series A-1 Preferred Stock, 6 shares of Series B Preferred Stock and 4,207,000 shares of Common Stock (collectively, the "JLL Shares") as of the filing of the Schedule 13D. The aggregate purchase price for the JLL Shares was $149,000,000. Joseph Littlejohn & Levy Fund III, L.P. ("JLL Fund III") obtained such funds from a capital contribution from its partners on October 2, 2000.

         As further described under Item 4, JLL Fund III has sold 976,249 shares of Common Stock in subsequent transactions and distributed 17,084 shares of Common Stock to its General Partner, JLL Associates III, L.L.C. ("JLL Associates"), which in turn distributed them to its members, including the four Individuals.

ITEM 4.  PURPOSE OF TRANSACTION.

         On July 11, 2000, JLL Fund III and the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which the Issuer agreed to issue and sell, and JLL Fund III agreed to purchase, 65,854 shares of Series A-1 Preferred Stock and 84,146 shares of Series B Preferred Stock. A copy of the Securities Purchase Agreement is attached as Exhibit 1 to the Schedule 13D and is incorporated herein by reference.

         On October 2, 2000, JLL Fund III and the Issuer entered into an Exchange Agreement (the "Exchange Agreement") which, among other matters, modified the Securities Purchase Agreement to provide that the Issuer agreed to sell, and JLL Fund III agreed to purchase, 65,854 shares of Series A-1 Preferred Stock, 6 shares of Series B Preferred Stock and 4,178,950 shares of Common Stock. A copy of the Exchange


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Agreement is attached as Exhibit 2 to the Schedule 13D and is incorporated herein by reference.

         JLL Fund III acquired the JLL Shares for investment purposes. The Issuer issued the JLL Shares to JLL Fund III in order to finance a portion of the cost of the Issuer's acquisition of PCS Holding Corporation from Rite Aid Corporation ("Rite Aid"). In connection with this acquisition, the Issuer issued 125,000 shares of Series A-2 11% Preferred Stock, par value $.01 per share (the "Series A-2 Preferred Stock"), to Rite Aid as part of the purchase price of PCS Holding Corporation.

         Following receipt of stockholder approval of amendments to the Issuer's certificate of incorporation (the "Shareholder Vote"), JLL Fund III converted its 4,178,950 shares of Common Stock and 6 shares of Series B Preferred Stock into an aggregate of 4,179,250 shares of Class B-1 Common Stock, which are convertible at any time at the option of the holder into Class A Common Stock at a one-for-one ratio. Class A Common Stock, which was known as "Common Stock" prior to the Shareholder Vote and is referred to herein as "Common Stock," is the class of stock registered under the Securities Exchange Act of 1934. A detailed description of the terms of the Class B-1 Common Stock and the Common Stock is set forth in the Schedule 13D, which description is incorporated herein by reference.

         On July 19, 2001, JLL Fund III sold 225,000 shares of Common Stock at a price of $60.90 per share. The shares were sold through a brokerage transaction pursuant to a shelf registration statement (the "Registration Statement") under the Securities Act of 1933. On August 20, 2001, JLL Fund III sold an additional 751,249 shares of Common Stock at a price per share of $64.75. These shares were also sold pursuant to the Registration Statement through an underwritten public offering managed by Merrill Lynch & Co. In connection with such sales, JLL Fund III distributed 17,084 shares of Common Stock to JLL Associates, which in turn distributed them to its members, including the four Individuals. Such four Individuals received 13,124 of such shares of Common Stock. Anthony Grillo, who was a Reporting Person for purposes of the Schedule 13D, is no longer such a person because he has ceased to be a Member of JLL Associates.

         Subject to the limitations set forth in the Stockholders' Agreement and the Certificates of Designation (in each case as defined and described below), the Reporting Persons may sell a further portion or all of the JLL Shares either in the open market or in private transactions depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the JLL Shares, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions, money and stock market conditions and other further developments. Depending on the same factors, and subject to the provision of the



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Stockholders Agreement described in Item 4 of the Schedule 13D under
"Standstill Provisions," the Reporting Persons may decide to make additional purchases of shares.

         A description of the terms and provisions of the JLL Shares is set forth in the Schedule 13D, which description is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) JLL Fund III is the direct beneficial owner of 3,185,917 shares of Class B-1 Common Stock, which are convertible at any time at the option of the holder into shares of Common Stock at a one-for-one ratio, and 65,415 shares of Series A-1 Preferred Stock, which are convertible at any time at the option of the holder into shares of Common Stock. By virtue of its ownership of such Preferred Stock, JLL Fund III may be deemed to beneficially own up to an additional 3,270,750 shares of Common Stock. Assuming the conversion of all shares of Preferred Stock owned by JLL Fund III, JLL Fund III may be deemed to beneficially own an aggregate of 6,456,667 shares of Common Stock, representing approximately 14.4% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 20, 2001, and the number of such shares deemed to be outstanding under the Act and the regulations promulgated thereunder).

         (ii) By virtue of its position as general partner of JLL Fund III, JLL Associates may be deemed to be the beneficial owner of all of the shares in which JLL Fund III has direct beneficial ownership;

         (iii) By virtue of the Individual's positions as managing members of JLL Associates, each of them may be deemed to have a beneficial ownership interest in all of the shares in which JLL Fund III has direct beneficial ownership. Mr. Paul Levy also owns 4,557 shares of Common Stock directly and may be deemed to beneficially own an additional 1,612 shares of Common Stock through the Levy Fund III Annuity Trust. In addition, Mr. David Ying owns 3,085 shares of Common Stock directly, Mr. Ramsey Frank owns 1,935 shares of Common Stock directly, and Mr. Jeffrey Lightcap owns 1,935 shares of Common Stock directly. Anthony Grillo, who was a Reporting Person for purposes of the Schedule 13D, is no longer such a person because he has ceased to be a Member of JLL Associates.

         (b) JLL Fund III, JLL Associates, and the Individuals have shared power to vote or dispose of the JLL Shares. Each Individual has sole dispositive and voting power with respect to the other shares beneficially owned by such Individuals.

         (c) Other than the transactions described in Items 3 and 4, no other transactions in shares of Common Stock by the Reporting Persons were effected during the sixty days prior to the date of this Schedule 13D.

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to Joseph Littlejohn & Levy Fund III, L.P. is true, complete and correct.

Dated: September 21, 2001

                              JOSEPH LITTLEJOHN & LEVY FUND III, L.P.
                              BY ITS GENERAL PARTNER JLL ASSOCIATES III, L.L.C.

                              By /s/ Ramsey A. Frank
                                ------------------------------------------
                                Name: Ramsey A. Frank, for
                                      Joseph Littlejohn & Levy, Inc., as
                                      Manager of JLL Associates III, L.L.C.


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


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to JLL Associates III, L.L.C. is true, complete and correct.

Dated: September 21, 2001

                               JLL ASSOCIATES III, L.L.C.


                               By /s/ Ramsey A. Frank
                                 ------------------------------------------
                                 Name: Ramsey A. Frank, for
                                       Joseph Littlejohn & Levy, Inc., as
                                       Manager of JLL Associates III, L.L.C.


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


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to me is true, complete and correct.

Dated: September 21, 2001

                                   /s/ Paul S. Levy
                                   -------------------------------------
                                   Paul S. Levy


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to me is true, complete and correct.

Dated: September 21, 2001

                                    /s/ David Y. Ying
                                    ---------------------------------------
                                    David Y. Ying


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to me is true, complete and correct.

Dated: September 21, 2001

                                    /s/ Ramsey A. Frank
                                    --------------------------------------
                                    Ramsey A. Frank


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to me is true, complete and correct.

Dated: September 21, 2001

                                    /s/ Jeffrey C. Lightcap
                                    ----------------------------------------
                                    Jeffrey C. Lightcap


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